UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On January 27, 2025, Intercure Ltd. (the “Company”) convened an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). However, the Extraordinary General Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Extraordinary General Meeting will be reconvened on Monday, February 3, 2025 at 4:00 p.m., Israel time, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: January 27, 2025	/s/ Amos Cohen
Amos Cohen Chief Financial Officer